Media Release 14 February 2023

Exhibit 99.3
James Hardie Industries Announces Third Quarter
Fiscal Year 2023 Results
Global Net Sales declined 4% to US$860.8 Million for the Third Quarter
Adjusted Net Income declined 16% to US$129.2 Million for the Third Quarter
Adjusts Fiscal Year 2023 Adjusted Net Income Guidance Range
to US$600 Million and US$620 Million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high- performance fiber cement and fiber gypsum building solutions, today announced results for its third quarter fiscal year 2023, the three-month period ending 31 December 2022.
Third Quarter Fiscal Year 2023 Highlights, Compared to Third Quarter Fiscal Year 2022, as applicable:
•Global Net Sales declined 4% as Global Volumes declined 11%, partially offset by Price/Mix growth in all three regions as we delivered value added solutions to our customers
•Global Adjusted EBIT decreased 19% to US$165.4 million, with an Adjusted EBIT margin of 19.2%
•North America Fiber Cement Segment Net Sales remained flat at US$645.4 million and EBIT declined 5% to US$174.1 million, with an EBIT margin of 27.0%
•Asia Pacific Fiber Cement Segment Net Sales decreased 13% to A$171.2 million and EBIT decreased 21% to A$42.3 million, with an EBIT margin of 24.7%
•Europe Building Products Segment Net Sales increased 4% to €101.2 million and EBIT decreased 86% to €1.5 million, with an EBIT margin of 1.5%
Speaking to the results, James Hardie CEO Aaron Erter said, “Our team executed in the face of significant challenges to deliver strong financial results in fiscal year 2023. The team’s performance is reflected in strong Price/Mix growth in all three regions, including North America Price/Mix growth of +10%, Asia Pacific Price/Mix growth of +6% and Europe Price/Mix growth of +14%. The team’s success in driving high value product growth is underpinned by our superior value proposition. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.”
Speaking to adjusting to the dynamic market conditions, Mr. Erter stated, “We are managing quickly and decisively to accelerate our competitive advantages through this market downturn and we view this time as an opportunity. We are focused on five key areas: (i) continued strong execution of our strategy, (ii) driving profitable volume share gain, (iii) effectively balancing our manufacturing network, (iv) optimizing SG&A for the current market environment and (v) continuing to invest in profitable growth.
We have made adjustments to our manufacturing networks in all three regions. We did this by reducing our shifts and changing shift patterns. We believe we will achieve a lower unit cost based on our adjustments while providing flexibility to ramp up as we see signs of housing market recovery.

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Media Release 14 February 2023

We also reduced SG&A headcount to ensure alignment with our strategic needs. In addition, we have lowered our discretionary SG&A spend in the second half of FY23 compared to the first half. We continue to significantly invest in strategic growth initiatives, and believe we are entering FY24 at the appropriate SG&A spend level. We will continue to strategically invest in growth initiatives, including adding the right talent, and investing in marketing to all members of our value chain. Regarding marketing, the adjustments we have made are to better balance our investments across our various mediums and audiences with a focus on targeted conversions and share gain, while continuing to increase brand awareness.
Most importantly we remain aggressive, and we are laser focused on driving profitable volume share gain in every region and segment we do business in.
We are being agile and adaptive in responding to significant changes in market conditions, but we are also being thoughtful and focused on where we can accelerate our competitive advantages. We have the right solutions that our customers are seeking coupled with a team dedicated to delivering differentiated results.”
Third Quarter Fiscal Year 2023 Results Compared to Third Quarter Fiscal Year 2022 Results
Global: Global Net Sales declined 4% to US$860.8 million, while Global Adjusted EBIT decreased 19% to US$165.4 million. Global Adjusted Net Income decreased 16% to US$129.2 million. Global Adjusted EBIT margin of 19.2% was achieved through continued operational improvements and the delivery of a high value product mix offset by high input costs, reduced volumes and our ongoing investment in growth initiatives.
North America Fiber Cement Segment: Net Sales remained flat at US$645.4 million. Volumes declined 10%, adversely impacted by the new construction housing market slowing sharply as well as a softer repair and remodel market. However, this was offset by ongoing execution of our high value product mix strategy that delivered Price/Mix growth of +10%, which was underpinned by robust ColorPlus™ volume growth of +18%. LEAN manufacturing initiatives continued to generate improved performance across the North American manufacturing network. However, lower volumes and high input costs led to a 5% decline in EBIT to US$174.1 million. The EBIT margin contracted 140 basis points to 27.0%.
Asia Pacific Fiber Cement Segment: Net sales decreased 13% to A$171.2 million. Volumes declined by 19% and were adversely impacted by softening demand as well as customers reducing inventory levels in Australia and New Zealand. Execution of our high value product mix strategy led to Price/Mix growth of +6%. EBIT decreased 21% to A$42.3 million, at an EBIT margin of 24.7%.
Europe Building Products Segment: Net Sales increased +4% to €101.2 million. Volumes declined 10%, as the housing market remained weak throughout our European markets. However, this was more than offset by strong Price/Mix growth of +14%. EBIT decreased 86% to €1.5 million, with an EBIT margin of 1.5%. The EBIT margin declined by 920 basis points, primarily due to restructuring costs, the impact of inflation on key input costs as well as reduced volumes.
Capital Resources
Operating cash flow generation of US$432.1 million in the first nine months of fiscal year 2023 was driven by profitable organic sales growth, partially offset by an increase in working capital. Working capital increased by US$54.2 million primarily due to increased inventory levels globally and lower accounts payable balances, partially offset by lower accounts receivable.

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James Hardie Chief Financial Officer, Jason Miele, stated, “Our Capital Allocation Framework was updated in November 2022 and matches who we are: a growth company. The number one and primary focus of our Capital Allocation Framework is to invest in organic growth; our 5-year average Adjusted ROCE of 36% is proof that investing in our growth should be our number one use of capital. As announced in November, we return excess capital to shareholders via a share buyback rather than a dividend as it provides a growth company the optimal flexibility to ensure investment in organic growth is prioritized, while maintaining financial strength and flexibility through cycles. Through these cycles we will target an average leverage ratio below 2.0x. In December, we commenced our share buyback program, and during the quarter we bought back 1.6 million shares for total consideration of US$31.2 million.”
Sustainability
At James Hardie, we are all committed to Building Sustainable Communities and we recognize that keeping environmental and social considerations at the core of everything we do is fundamental to our success.
Commenting on sustainability, Mr. Erter said: “The decisions we make each day must be environmentally and socially responsible to create sustainable value for homeowners, our customers and our investors. The Company’s sustainability progress reflects the efforts of our global team, whose passion and commitment drives the success of our business outcomes in a sustainable way.”
For more on our commitment to Sustainability including our goals, see our FY22 Sustainability Report at https://www.jameshardie.com/why-hardie/sustainability

Outlook and Earnings Guidance
Based on our lower than expected second half volume results in both North America and APAC and restructuring charges incurred in the second half, management has lowered the fiscal year 2023 Adjusted Net Income guidance range. The updated 2023 Adjusted Net Income guidance range is US$600 million to US$620 million, changed from the prior range of US$650 million and US$710 million. The comparable prior year Adjusted Net Income for fiscal year 2022 was US$620.7 million.
James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks.

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Media Release 14 February 2023

Key Financial Information

	Q3 FY23	Q3 FY22	Change	9 Months FY23	9 Months FY22	Change

Group (US$ millions)
Net Sales	860.8	900.0	(4)%	2,859.3	2,646.5	8%
Adjusted EBIT	165.4	204.1	(19%)	592.3	590.3	—%
Adjusted EBIT Margin (%)	19.2	22.7	-3.5 pts	20.7	22.3	-1.6 pts
Adjusted Net Income	129.2	154.1	(16%)	459.3	443.2	4%
Operating Cash Flow				432.1	553.3	(22%)

North America Fiber Cement (US$ millions)
Net Sales	645.4	644.9	—%	2,136.1	1,857.3	15%
EBIT	174.1	183.3	(5%)	578.7	535.1	8%
EBIT Margin (%)	27.0	28.4	-1.4 pts	27.1	28.8	-1.7 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	171.2	196.5	(13%)	582.4	577.2	1%
EBIT	42.3	53.6	(21%)	149.7	164.6	(9%)
EBIT Margin (%)	24.7	27.3	-2.6 pts	25.7	28.5	-2.8 pts

Europe Building Products (€ millions)
Net Sales	101.2	97.6	4%	314.0	305.5	3%
EBIT	1.5	10.4	(86%)	17.3	38.1	(55%)
EBIT Margin (%)	1.5	10.7	-9.2 pts	5.5	12.5	-7.0 pts

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the third quarter ended 31 December 2022 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

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Media Release 14 February 2023

Management Briefing for Analysts, Investors and Media

James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Tuesday 14 February 2023, 9:00am Sydney, Australia time (Monday 13 February 2023, 5:00pm New York City, USA time). Analysts, investors, and media can access the management briefing via the following:
All participants wishing to join the webcast, please use the following link:
https://edge.media-server.com/mmc/p/uk82i4ue

All participants wishing to join the teleconference will need to pre-register by navigating to:
https://s1.c-conf.com/diamondpass/10028036-61ap3z.html

Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
Webcast Replay: Will be available after the Live Webcast concludes at https://ir.jameshardie.com.au

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net income and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter ended 31 December 2022.
In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non- GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter ended 31 December 2022.

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Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended 31 March 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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